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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933


                           For the month of March 2007



                                BANCOLOMBIA S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)



                               Calle 50 No. 51-66
                               Medellin, Colombia
                    ----------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|        Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|              No |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BANCOLOMBIA S.A.
                                          (Registrant)




Date: March 1, 2007                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance

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                         [BANCOLOMBIA S.A. LETTERHEAD]


       RESOLUTIONS OF THE GENERAL SHAREHOLDERS MEETING OF BANCOLOMBIA S.A.


MEDELLIN, COLOMBIA,  MARCH 1, 2007

APPROVAL OF THE FINANCIAL STATEMENTS

At the annual General Shareholders Meeting of Bancolombia S.A. ("Bancolombia") held today, March 1, 2007, Bancolombia's shareholders approved the unconsolidated and consolidated financial statements as of December 31, 2006, and their respective notes, as well as the annual report of management .

ISSUANCE OF PREFERRED SHARES

At the same meeting, Bancolombia's shareholders approved the issuance of up to 60 million of preferred shares with a par value of Ps 500 per share and authorized the Board of Directors to determine the specific terms of the issuance, including applicable timing for the offering, as well as the amounts to be offered in Colombia and abroad.

PROFIT DISTRIBUTION

The shareholders also approved the proposal made by the Board of Directors of Bancolombia regarding the distribution of the 2006 profits, which provided for the distribution of dividends in an amount equivalent to Ps. 133 per share, per quarter, which will be payable as of the first business day of each calendar quarter (April 2, July 3, and October 1, 2007, and January 2, 2008). The aggregate amount of annual dividends to be distributed is Ps. 532 per share, which represents an increase of 4.72% in respect of the dividends paid in 2006. The total aggregate amount of dividends to be distributed is Ps 387,203,966,660. In addition, the shareholders approved the payment of dividends in the total aggregate amount of Ps 29,478,718,498.33 with respect to any future issuance of shares which will be determined by the Board of Directors pursuant to the same conditions applicable to the current outstanding shares, starting from the moment of their subscription. Dividends are exempt from Colombian withholding tax for the shareholders in 69,51%.

In order to contribute to Bancolombia's growth during 2007, the shareholders present at the meeting also approved the allocation of Ps. 564.897.096.366,44 to increase the legal reserve.

PARTIAL AMENDMENT OF BANCOLOMBIA'S BY-LAWS

At the same meeting, the shareholders also approved a partial amendment of Bancolombia's by-laws.
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The by-laws will be partially amended as follows:

ARTICLE 39 SHALL READ AS FOLLOWS: Chair of the General Shareholders' Meeting:
The General Shareholders' Meeting shall be chaired by the President of the Bank; in his absence, by the members of the Board of Directors, according to their order; in the absence of the foregoing, by the person appointed by the General Shareholders' Meeting among the participants at the meeting, by majority of the votes corresponding to the shares represented therein. The Secretary of the Bank shall act as Secretary of the General Meeting, and in his absence, the person appointed by the President of such meeting.

ARTICLE 46(10) SHALL READ AS FOLLOWS: To elect the Board of Directors, composed of nine (9) Directors for two (2) year terms, to determine their compensation and to remove them at its sole discretion.

ARTICLE 48(4) SHALL READ AS FOLLOWS: For the election of the members of the Board of Directors, the General Shareholders' Meeting shall take into account the selection and incompatibility standards established by the law and, as possible, the standards established in the Corporate Governance Code of the Bank which shall be informed with respect to each one of the candidates prior to the ballot.

The election of independent directors shall be in a separate ballot to the one to elect the rest of the directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of independent directors required by law or by the by-laws.

Likewise, in order to set the directors' fees, the General Shareholders' Meeting shall consider the number and quality of the directors as well as their responsibilities and time required to perform their duties, in a manner that the fees properly compensate the contribution that the Bank expects from its directors.

ARTICLE 48(9) SHALL READ AS FOLLOWS: When the General Shareholders' Meeting declares the members of the Board of Directors duly elected, it shall enumerate them, following the order in which they were placed and became elected on the only list or on the several lists that according to the number of votes would have been able to elect their candidates. It shall resolve, then on this basis, which are the first, second, third, fourth, fifth, sixth, seventh, eighth and ninth directors.

ARTICLE 52 SHALL READ AS FOLLOWS: Composition: The Board of Directors is composed of nine Directors, with the character of first, second, third, fourth, fifth, sixth, seventh, eighth and ninth according to their order of election.

In accordance with Colombian laws, the Board of Directors shall not be composed by a number of members employed by Bank that could by themselves form the majority required to take any decision.

ARTICLE 53 WAS DELETED, THUS THE FOLLOWING ARTICLES SHALL BE RENUMBERED.

ARTICLE 54 IS RENUMBERED AS 53 AND SHALL READ AS FOLLOWS: Vacancy: The absence of a director for a period of more than three months shall produce vacancy of his post.

ARTICLE 59 IS RENUMBERED AS 58 AND SHALL READ AS FOLLOWS: Meetings of the Board of Directors: The Board of Directors shall meet at least once a month on the day and time determined by itself, and extraordinarily at any time if called by itself, the President of the Bank, the Auditor, or by two of its members.
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The notice to extraordinary meetings shall be communicated at least one day in advance, but if all the members are present at a meeting, they can deliberate at any time and place, and make decisions without previous notice.

Likewise, meetings for which the presence of the directors is not required may be held according to the provisions of the Law.

ARTICLE 60 WAS DELETED, THUS THE FOLLOWING ARTICLES SHALL BE RENUMBERED.

ARTICLE 63(2) IS RENUMBERED AS 61(2) AND SHALL READ AS FOLLOWS: 2. It shall deliberate with a minimum of five (5) members.

ARTICLE 64(22) IS RENUMBERED AS 62(22) AND SHALL READ AS FOLLOWS: To approve the Bank's Ethics Code, which will establish the principles and rules of conduct that will guide the attitude and behavior of directors, employees, officers and collaborators regulating, among other aspects, mechanisms to prevent conflicts of interests and the use of privileged information. The Board of Directors will include in the Code the establishment and existence of an Ethics Committee and will regulate its activities.

ARTICLE 94 IS RENUMBERED AS 92 AND SHALL READ AS FOLLOWS: Appointment of the liquidator: The liquidation and division of the capital shall be performed, subject to the legal provisions, by a special liquidator appointed by the General Shareholders' Meeting, without prejudice to the fact that the General Meeting may appoint several liquidators and determine, in such event, if they shall act jointly or separately.

The General Shareholders' Meeting shall appoint an alternate liquidator. Until the appointment of the liquidator and his alternate are made and registered at the Chamber of Commerce of the Corporate domicile, the President of the Bank, at the moment it starts its liquidation, shall act as liquidator and the members of the Board of Directors shall act as his alternates in the order of precedence, except for the chairman of the Board.

An English version of the consolidated by-laws will be filed with the SEC as an exhibit to Bancolombia's Form 20-F, and will also be made available through Bancolombia's web site www.bancolombia.com.co

BOARD OF DIRECTORS

In accordance with the amendment to Bancolombia's by-laws that was approved at the meeting, which increased the number of directors from 7 to 9 and eliminated the provision for alternate directors, the shareholders present at the meeting appointed the following individuals to serve as members of the Board of Directors for the April 2007 - March 2009 period:

David Bojanini Garcia

Jose Alberto Velez Cadavid

Carlos Enrique Piedrahita Arocha

Gonzalo Alberto Perez Rojas

Ricardo Sierra Moreno

Juan Camilo Restrepo Salazar

Alejandro Gaviria Uribe

Francisco Moncaleano Botero

Carlos Raul Yepes Jimenez


Mr. Juan Camilo Restrepo Salazar, Mr. Alejandro Gaviria Uribe and Mr. Francisco Moncaleano Botero were elected as independent directors in accordance with the provisions of Law 964 of 2005.